Filed pursuant to Rule 433

Registration No. 333-253713

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated February 23, 2022

$1,000,000,000

5.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052

Issuer:	Prudential Financial, Inc.

Securities:	5.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052

Principal Amount:	$1,000,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	March 1, 2052

Interest Rate and Interest Payment Dates:	(i) 5.125%, accruing from and including February 28, 2022 to but excluding February 28, 2032 or any earlier redemption date; (ii) from and including February 28, 2032, during each interest period at an annual rate equal to the five-year Treasury rate as of the most recent reset interest determination date, in each case to be reset on each interest reset date, plus 3.162%, payable semi-annually in arrears on February 28 and August 30 of each year, beginning on August 30, 2022, and on the maturity date.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part, (i) from time to time during the three-month period prior to, and including, February 28, 2032, or the three-month period prior to, and including each subsequent interest reset date, in each case at 100% of the principal amount of the notes being redeemed, and (ii) prior to November 28, 2031, at a redemption price equal to the greater of (x) the principal amount of the notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed discounted to the redemption date (assuming the notes matured on February 28, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “treasury rate” (as defined in the Preliminary Prospectus Supplement), plus 50 basis points, less interest accrued to the redemption date; in each case, plus accrued and unpaid interest to but excluding the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding notes for all interest periods ending on or before the date of redemption.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	100.000%

Underwriting Discount:	1.000% of principal amount, $10,000,000 total

Proceeds (after underwriting discount and before expenses) to the Issuer:	$990,000,000 (99.000% of principal amount)

Pricing Date:	February 23, 2022

Settlement Date:	February 28, 2022 (T+3)

CUSIP/ISIN:	744320 BJ0 / US744320BJ04

Anticipated Security Ratings*:	Moody’s (Exp): Baa1 (Stable)

S&P (Exp): BBB+ (Stable)

Fitch (Exp): BBB (Stable)

Joint Book-Running Managers:	BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Senior Co-Managers:	Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Junior Co-Managers:	CastleOak Securities, L.P.

Ramirez & Co., Inc.

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

*

The rating of the 5.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052 (the “Notes”) should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-800-584-6837.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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